UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) Securities Exchange Act of 1934)
[Amendment No. ____________]

Sterlite Gold Ltd.
(Name of the Issuer)

Twin Star International Limited
Vedanta Resources plc
Welter Trading Limited
Volcan Investments Limited
(Name of Person(s) Filing Statement)

Common Shares, no par value per share
(Title of Class of Securities)

859735102
(CUSIP Number of Class of Securities)

Twin Star International Limited
10 Frère Felix de Valois Street
Port Louis, Mauritus
Attn: Santanand Sooskie
Phone: 00230 202 3000

Vedanta Resources plc
16 Berkeley Street
London, UK  W1J 8DZ
Attn: Deepak Kumar
Phone:  0044 20 7499 5900

Welter Trading Limited
28 Oktovriou, 205 Louloupis Court, 1st Floor
P.C. 3035, Limassol, Cyprus
Attn: Alexis Tsielpis
Phone:  00357 25 871000

Volcan Investments Limited
LoyalistPlaza, Don Mackey Boulevard
P.O. Box AB-20377
MarshHarbour
Island of Abaco
Bahamas
Attn: Mr. E. Isaac Collie
Phone: 00242 367 2568

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)
With a copy to:
John Kolada Blake, Cassels & Graydon LLP Commerce Court West Suite 2800 199 Bay Street Toronto, Ontario, Canada M5L 1A9 (416) 863-4171	Kevin M. Barry Bingham McCutchen LLP 150 Federal Street Boston, MA USA 02110 (617) 951-8000

This statement is filed in connection with (check the appropriate box):

☐     a.     The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c‑101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐     b.    The filing of a registration statement under the Securities Act of 1933.

☒     c.    A tender offer.

☐     d.    None of the above.

                Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

                Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation(1) US$26,816,383	Amount of filing fee US$2,870

(1) Estimated for purposes of calculating the filing fee only.  This calculation assumes the purchase of 119,251,339 Common Shares at the tender offer price of C$0.258 per Common Share.  All dollar references herein are to United States dollars unless otherwise indicated. On November 20, 2006, the noon spot rate of exchange as reported by the Bank of Canada was C$1.00 = US$0.8716

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission, equals US$107.00 per million of transaction value.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount previously Paid:

Form of Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

                        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed in connection with a “going private” transaction which may result in Sterlite Gold Ltd., a corporation organized under the laws of the Yukon Territory, Canada (“Sterlite Gold”) ceasing to be a publicly traded company.

                        On June 13, 2006, Vedanta Resources plc, a corporation existing under the laws of the United Kingdom (“Vedanta”), announced that it had entered into a share purchase agreement dated June 12, 2006 (the “Purchase Agreement”) attached as Exhibit (d)(i), through its wholly-owned subsidiary, Welter Trading Limited (“Welter”) to acquire all of the outstanding shares of Twin Star International Limited (the “Purchase”), a corporation existing under the laws of Mauritius (“Twin Star”), from Volcan Investments Limited (“Volcan”), the majority shareholder of Vedanta.  As at that date, Twin Star owned 146,039,658 common shares of Sterlite Gold representing approximately 55.0% of the outstanding common shares of Sterlite Gold (the “Common Shares”).  In accordance with the terms of the Purchase Agreement, effective August 23, 2006, Welter purchased all of the outstanding shares of Twin Star from Volcan for approximately C$37.68 million in cash, and as a result of the purchase, each of Vedanta and Welter became the beneficial owners of approximately 55.0% of the outstanding Common Shares.  Vedanta, Twin Star, Volcan and Welter are collectively referred to herein as the “Purchaser Group”.

                        On June 12, 2006, concurrently with the execution of the Purchase Agreement, Vedanta and Sterlite Gold entered into a support agreement (the “Support Agreement”) attached as Exhibit (d)(ii) pursuant to which the parties agreed that Vedanta, either directly or through a wholly-owned subsidiary of Vedanta, would, in accordance with applicable securities laws and the terms of the Support Agreement, make an offer to all Sterlite Gold shareholders in Canada and such other jurisdictions as Vedanta shall determine, to purchase all of the outstanding Common Shares not owned at such time by Twin Star or any of its affiliates.

                        Also on June 13, 2006, and as part of the Purchase, Vedanta announced its intention to make a cash tender offer (the “Tender Offer”) to acquire, directly or indirectly, all of the outstanding Common Shares not already owned by Twin Star and its affiliates for a purchase price of C$0.258 per Common Share.  The Tender Offer was  subject to the terms and conditions set forth in the offer to purchase (the “Offer to Purchase”) which is attached as Exhibit (a)(1)(i) hereto and the accompanying circular (the “Circular”) included in Exhibit (a)(1)(i) hereto and in the directors’ circular (the “Directors’ Circular”) attached as Exhibit (a)(2)(i) hereto.

                        On August 25, 2006, in accordance with the terms of the Support Agreement, Vedanta launched the Tender Offer.  On September 30, 2006, Twin Star took up and accepted for payment 68,415,167 Common Shares pursuant to the terms of the Tender Offer (the “Initial Take Up”), representing approximately 25.8% of the issued and outstanding Common Shares (on a fully-diluted basis).  Subsequent to the Initial Take Up, 23,283 Common Shares were withdrawn, resulting in a total of 68,391,884 Common Shares being taken up and paid for by Twin Star.  On September 30, 2006, by notice to the depositary for the Tender Offer, Twin Star extended the expiry time of the Tender Offer to 5:00 pm (Toronto time) on October 31, 2006 in order to, among other things, allow time for the satisfaction of certain applicable United States regulatory requirements in order to permit the Tender Offer to be extended to Sterlite Gold shareholders in the United States.  Subject to and in accordance with applicable securities laws, any Common Shares validly deposited to the Tender Offer (and not validly withdrawn) subsequent to the Initial Take Up must be taken up and paid for by Twin Star within ten days of the deposit of such common Shares.  On October 12, 2006, Twin Star took up an additional 100,000 Common Shares and subsequently paid for such Common Shares. On October 24, 2006, Twin Star took up an additional 148,533 Common Shares and subsequently paid for such common shares.

On October 31, 2006, Twin Star took up and accepted for payment 5,727,090 Common Shares pursuant to the terms of the Tender Offer, of which 884,396 Common Shares were subsequently determined to be deficient, resulting in a total of 4,842,694 Common Shares being taken up and paid for by November 3, 2006. On October 31, 2006, by notice to the depository for the Tender Offer, Twin Star further extended the expiry time of the Tender Offer to 5:00 pm (Toronto time) on November 30, 2006, in order to, among other things, allow time for the satisfaction of certain applicable United States regulatory requirements in order to permit the Tender Offer to be extended to Sterlite Gold shareholders in the United States.

On November 15, 2006, Twin Star took up an additional 97,531 Common Shares and subsequently paid for such Common Shares.

                        This Schedule 13E-3 is being filed by the Purchaser Group.  The information set forth in the Offer to Purchase and Circular, the notice to United States Shareholders which is attached as Exhibit (a)(1)(ii) (the “Notice to United States Shareholders”), the Directors’ Circular which is attached as Exhibit (a)(2)(i) and the letter of acceptance and transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) accompanying the Notice to United States Shareholders and which are included in Exhibit (a)(1)(ii), in each case including all exhibits to the foregoing, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and responses to each item in this

Schedule 13E-3 are qualified in their entirety by the provisions of the Offer to Purchase and Circular, the Notice to United States Shareholders, the Directors’ Circular, the Letter of Transmittal and/or the Notice of Guaranteed Delivery, as applicable.

Item 1.            Summary Term Sheet.

The information in the Summary Term Sheet of the Notice to United States  Shareholders is incorporated herein by reference.

Item 2.            Subject Company Information.

(a)           Name and Address.

The name of the subject company is Sterlite Gold Ltd., a corporation organized under the laws of the Yukon Territory, Canada with principal executive offices located at 44 Hill Street, London, UK  W1X 7FR.  The telephone number of the principal executive offices of Sterlite Gold is 44-207-629-6070.

The information in the Circular in Section 2 captioned “Sterlite Gold” is incorporated herein by reference.

(b)           Securities.

This Schedule 13E-3 relates to Sterlite Gold’s Common Shares, no par value per share.  As of November 20, 2006, there were 265,290,997 Common Shares issued and outstanding.

(c)           Trading Market and Price.

The information in the Notice to United States Shareholders in the section captioned “PriceRange and Trading Volume of Common Shares” is incorporated herein by reference.

(d)           Dividends.

The information in the Circular in Section 16 captioned “Information Concerning Securities of Sterlite  Gold - Dividend Record for Common Shares” is incorporated herein by reference.

(e)           Prior public offerings.

Not applicable.

(f)            Prior stock purchases.

The information in the Circular in Section 12 captioned “Ownership of and Trading in Securities of Sterlite Gold” is incorporated herein by reference.

Item 3.            Identity and Background of Filing Person.

(a)           Name and Address.

This Schedule 13E-3 is being filed by the members of the Purchaser Group named herein who each are affiliated with Sterlite Gold as described in the Introduction section hereof.   The name, business address and business telephone for each member of the Purchaser Group and each of their respective directors and officers as well as any additional affiliation with Sterlite Gold are set forth in Appendix A to the Notice to United States Shareholders and in the Circular in Section 1 captioned “The Offeror and Vedanta,” which are each incorporated herein by reference.

(b)           Business and background of entities.

The information in Appendix A to the Notice to United States Shareholders and in the Circular in Section 1 captioned “The Offeror and Vedanta” is incorporated herein by reference.

(c)           Business and background of natural persons.

The information in Appendix A to the Notice to United States Shareholders and in the Circular in Section 1 captioned “The Offeror and Vedanta”, Section 12 captioned “Ownership of and Trading in Securities of Sterlite Gold” and Section 13 captioned “Commitments to Acquire Securities of Sterlite Gold” and in the Directors’ Circular in the Sections captioned “Ownership of Common Shares by Directors and Officers of Sterlite Gold”, “Principal Holders of Securities of Sterlite Gold”, “Intentions With Respect to the Offer”, “Trading in Securities of Sterlite Gold”, “Issuances of Securities of Sterlite Gold”, “Ownership of Securities of the Offeror and Vedanta”, “Relationship Between the Offeror or Vedanta and Directors and Senior Officers of Sterlite Gold”, “Agreements Between Sterlite Gold and its Directors and Senior Officers”, and “Interests of Directors and Senior Officers of Sterlite Gold in Material Contracts of the Offeror and Vedanta” is incorporated herein by reference.

Item 4.            Terms of the Transaction.

(a)           Material terms.

The information in the Notice to United States  Shareholders in the section captioned “Summary Term Sheet” and “Special Factors” and in the Offer to Purchase in the following sections is incorporated herein by reference: Section 1 captioned “The Offer”, Section 2 captioned “Time for Acceptance”, Section 3 captioned “Manner of Acceptance”, Section 4 captioned “Conditions of the Offer”, Section 5 captioned “Extension, Variation or Change in the Offer”, Section 6 captioned “Take Up of and  Payment for Deposited Common Shares”, Section 7 captioned, “Withdrawal of Deposited Common Shares”, Section 8 captioned “Return of Deposited Common Shares”, and Section 13 captioned “Other Terms of the Offer”.

The information in the Circular in the following sections is incorporated herein by reference:  Section 9 captioned “Agreements Relating to the Offer” and Section 17 captioned “Acquisition of Common Shares Not Deposited”.

(c)           Different terms.

Not applicable.

(d)           Appraisal rights.

The information in the Notice to United States  Shareholders in the section captioned “Acquisition of Common Shares not Deposited”, in the Offer to Purchase in Section 7 captioned “Withdrawal of Deposited Common Shares” and in the Circular in Section 17 captioned “Acquisition of Common Shares Not Deposited” and Section 23 “Statutory Rights” is incorporated herein by reference.

(e)           Provisions for unaffiliated security holders.

None.

(f)            Eligibility for listing or trading.

Not applicable.

Item 5.            Past Contacts, Transactions, Negotiations and Agreements.

(a)           Transactions.

The information in the Notice to United States Shareholders in the section captioned “Special Factors”, and in the Circular, Section 3 captioned “Background to and Reasons for the Offer”, Section 9 captioned

“Agreements Relating to the Offer”, Section 12 captioned “Ownership of and Trading in Securities of Sterlite Gold”, Section 13 captioned “Commitments to Acquire Securities of Sterlite Gold” and Section 14 captioned “Agreements, Arrangements or Understandings” is incorporated herein by reference.

(b)           Significant corporate events.

The information in the Notice to United States Shareholders in the section captioned “Special Factors”, and in the Circular, Section 3 captioned “Background to and Reasons for the Offer”, Section 9 captioned “Agreements Relating to the Offer”,  Section 12 captioned “Ownership of and Trading in Securities of Sterlite Gold”, Section 13 captioned “Commitments to Acquire Securities of Sterlite Gold” and Section 14 captioned “Agreements, Arrangements or Understandings” is incorporated herein by reference.

(c)           Negotiations or contacts.

The information in the Notice to United Shareholders  in the section captioned “Special Factors”, and in the Circular, Section 3 captioned “Background to and Reasons for the Offer”, Section 9 captioned “Agreements Relating to the Offer”, Section 12 captioned “Ownership of and Trading in Securities of Sterlite Gold”, Section 13 captioned “Commitments to Acquire Securities of Sterlite Gold” and Section 14 captioned “Agreements, Arrangements or Understandings” is incorporated herein by reference.

(e)           Agreements involving the subject company’s securities.

The information in the Circular in Section 9 captioned “Agreements Relating to the Offer”, Section 12 captioned “Ownership of and Trading in Securities of Sterlite Gold”, Section 13 captioned “Commitments to Acquire Securities of Sterlite Gold” and Section 14 captioned “Agreements, Arrangements or Understandings” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)           Use of Securities Acquired.

The information in the Circular in Section 5 captioned “Purpose of the Offer and Plans for Sterlite Gold” and in Section 17 captioned “Acquisition of Common Shares Not Deposited” is incorporated herein by reference.

(c)           Plans.

The information in the Offer to Purchase in the following sections is incorporated herein by reference: Section 1 captioned “The Offer”, Section 4 captioned “Conditions of the Offer”, Section 5 captioned “Extension, Variation or Change in the Offer”, Section 6 captioned “Take Up of and Payment for Deposited Common Shares”, Section 7 captioned “Withdrawal of Deposited Common Shares”, Section 8 captioned “Return of Deposited Common Shares”, Section 9 captioned “Changes in Capitalization and Distributions; Liens”, Section 12 captioned “Market Purchases and Sales of Shares” and Section 13 captioned “Other Terms of the Offer”.

The information in the Notice to United States Shareholders in the sections captioned “Summary Term Sheet” and “Special Factors” and Appendix A to the Notice to United States Shareholders and in the Circular in the following sections is incorporated herein by reference: Section 1 captioned “The Offeror and Vedanta”, Section 2 captioned “Sterlite Gold”, Section 3 captioned “Background to and Reasons for the Offer”, Section 5 captioned “Purpose of the Offer and Plans for Sterlite Gold”, Section 9 captioned “Agreements Relating to the Offer”, Section 12 captioned “Ownership of and Trading in Securities of Sterlite Gold”, Section 13 captioned “Commitments to Acquire Securities of Sterlite Gold”, Section 14 captioned “Agreements, Arrangements or Understandings”, Section 15 captioned “Material Changes and Other Information”, Section 16 captioned “Information Concerning Securities of Sterlite Gold”, and Section 17 captioned “Acquisition of Common Shares Not Deposited”.

The information in the Directors’ Circular in the section captioned “Other Transactions” is incorporated herein by reference.

Item 7.            Purposes, Alternatives, Reasons and Effects.

(a)           Purposes.

The information in the Notice to United States Shareholders in the section captioned “Special Factors” and in the Circular in Section 3 captioned “Background to and Reasons for the Offer”, Section 5 captioned “Purpose of the Offer and Plans for Sterlite Gold” and Section 17 captioned “Acquisition of Common Shares Not Deposited” is incorporated herein by reference.

(b)           Alternatives.

The information in the Notice to United States Shareholders in the section captioned “Special Factors” and in the Circular in Section 3 captioned “Background to and Reasons for the Offer” and in the Directors’ Circular in the section captioned “Prior Valuations and Bona Fide Offers” is incorporated herein by reference.

(c)           Reasons.

The information in the Notice to United States Shareholders in the section captioned “Special Factors” and in the Circular in Section 3 captioned “Background to and Reasons for the Offer”, Section 4 captioned “Reasons to Accept the Offer”, Section 5 captioned “Purpose of the Offer and Plans for Sterlite Gold”, Section 6 captioned “Requirements of an Insider Bid” and Section 17 captioned “Acquisition of Common Shares Not Deposited” is incorporated herein by reference.

(d)           Effects.

The information in the Notice to United States Shareholders in the sections captioned “Summary Term Sheet” and “Special Factors” and in the Circular in Section 4 captioned “Reasons to Accept the Offer”, Section 5 captioned “Purpose of the Offer and Plans for Sterlite Gold”, Section 9 captioned “Agreements Relating to the Offer”, Section 16 captioned “Information Concerning Securities of Sterlite Gold”, Section 17 captioned “Acquisition of Common Shares Not Deposited”, and Section 21 captioned “Canadian Federal Income Tax Considerations” is incorporated herein by reference.

Item 8.            Fairness of the Transaction.

(a)           Fairness.

The information in the Notice to United States Shareholders in the sections captioned “Summary Term Sheet” and “Special Factors” and in the Circular in Section 4 captioned “Reasons to Accept the Offer”, Section 7 captioned “Independent Committee of the Board of Directors of Sterlite Gold”, Section 8 captioned “PwC Valuation”, Section 9 captioned “Agreements Relating to the Offer” and in the Directors’ Circular in the sections captioned “Recommendations of the Independent Committee and the Board of Directors”, “Formal Valuation”, “Prior Valuations and Bona Fide Offers” and “Agreements Relating to the Offer” is incorporated herein by reference.

(b)           Factors considered in determining fairness.

The information in the Notice to United States Shareholders in the section captioned “Special Factors” and in the Circular in Section 3 captioned “Background to and Reasons for the Offer”, Section 4 captioned “Reasons to Accept the Offer”, Section 6 captioned “Requirements of an Insider Bid”, Section 7 captioned “Independent Committee of the Board of Directors of Sterlite Gold”, Section 8 captioned “PwC Valuation”, Section 9 captioned “Agreements Relating to the Offer”, Section 16 captioned “Information Concerning Securities of Sterlite Gold”, and in the Directors’ Circular in the sections captioned “Recommendations of the Independent Committee and the Board of Directors”, “Formal Valuation”, “Prior

Valuations and Bona Fide Offers”, and “Agreements Relating to the Offer” is incorporated herein by reference.

(c)           Approval of securityholders.

The information in the Notice to United States  Shareholders in the section captioned “Acquisition of Common Shares Not Deposited” is incorporated herein by reference.

(d)           Unaffiliated representative.

The information in the Notice to United States Shareholders in the sections captioned “Summary Term Sheet” and “Special Factors” and in the Circular in Section 4 captioned “Reasons to Accept the Offer”, Section 6 captioned “Requirements of an Insider Bid”, Section 7 captioned “Independent Committee of the Board of Directors of Sterlite Gold”, Section 8 captioned “PwC Valuation”, Section 9 captioned “Agreements Relating to the Offer” and in the Directors’ Circular in the sections captioned “Background to the Offer”, “Recommendations of the Independent Committee and the Board of Directors”, “Formal Valuation”, “Prior Valuations and Bona Fide Offers”, and “Agreements Relating to the Offer - Support Agreement” are incorporated herein by reference.

(e)           Approval of directors.

The information in the Notice to United States Shareholders in the sections captioned “Summary Term Sheet” and “Special Factors” and in the Circular in Section 4 captioned “Reasons to Accept the Offer”, Section 6 captioned “Requirements of an Insider Bid”, Section 7 captioned “Independent Committee of the Board of Directors of Sterlite Gold” and Section 9 captioned “Agreements Relating to the Offer” and in the Directors’ Circular in the sections captioned “Recommendations of the Independent Committee and the Board of Directors”, “Agreements Relating to the Offer”, “Intentions with Respect to the Offer”, “Relationship Between the Offeror or Vedanta, and Directors and Senior Officers of Sterlite Gold”, “Agreements Between Sterlite Gold and its Directors and Senior Officers” and “Interests of Directors and Senior Officers of Sterlite Gold in Material Contracts of the Offeror and Vedanta”.

(f)            Other offers.

The information in the Directors’ Circular in the section captioned “Prior Valuations and Bona Fide Offers” is incorporated herein by reference.

Item 9.            Reports, Opinions, Appraisals and Certain Negotiations.

(a)           Report, opinion or appraisal.

The information in the Notice to United States Shareholders in the sections captioned “Summary Term Sheet” and “Special Factors” and in the Circular in Section 4 captioned “Reasons to Accept the Offer”, Section 6 captioned “Requirements of an Insider Bid”, Section 7 captioned “Independent Committee of the Board of Directors of Sterlite Gold”, Section 8 captioned “PwC Valuation” and in the Directors’ Circular in the sections captioned “Recommendations of the Independent Committee and the Board of Directors”, “Formal Valuation” and “Prior Valuations and Bona Fide Offers” is incorporated herein by reference.

(b)           Preparer and summary of the report, opinion or appraisal.

The information in the Notice to United States Shareholders in the sections captioned “Summary Term Sheet” and “Special Factors” and in the Circular in Section 4 captioned “Reasons to Accept the Offer”, Section 6 captioned “Requirements of an Insider Bid”, Section 7 captioned “Independent Committee of the Board of Directors of Sterlite Gold”, Section 8 captioned “PwC Valuation” and in the Directors’ Circular in the sections captioned “Recommendations of the Independent Committee and the Board of Directors”, “Formal Valuation” and “Prior Valuations and Bona Fide Offers” is incorporated herein by reference.

(c)           Availability of documents.

The information in the Circular in Section 8 captioned “PwC Valuation” and in the Directors’ Circular in the section captioned “Formal Valuation” is incorporated herein by reference.  The Formal Valuation is attached to the Circular as Exhibit A.

Item 10.         Source and Amounts of Funds or Other Consideration.

(a)           Source of funds.

The information in the Circular in Section 10 captioned “Source of Funds” is incorporated herein by reference.

(b)           Conditions.

None.

(c)           Expenses.

The information in the Notice to United States Shareholders in the section captioned “Expenses of the Offer” and in the Circular in Section 9 captioned “Agreements Relating to the Offer - Support Agreement - Reimbursement for Fees, Costs and Expenses”, Section 10 captioned “Source of Funds” and Section 11 captioned “Expenses of the Offer”  and in the Directors’ Circular in the section captioned “Agreements Relating to the Offer - Support Agreement - Reimbursement for Fees, Costs and Expenses” is incorporated herein by reference.

(d)           Borrowed funds.

None.

Item 11.         Interest in Securities of the Subject Company.

(a)           Securities ownership.

The information in Appendix A to the Notice to United States Shareholders and in the Circular in Section 12 captioned “Ownership of and Trading in Securities of Sterlite Gold”, Section 13 captioned “Commitments to Acquire Securities of Sterlite Gold”, Section 14 captioned “Agreements, Arrangements or Understandings”, and Section 16 captioned “Information Concerning Securities of Sterlite Gold” and in the Directors’ Circular in the sections captioned “Ownership of Common Shares by Directors and Officers of Sterlite Gold”, “Principal Holders of Securities of Sterlite Gold”, “Intentions with Respect to the Offer”, “Trading in Securities of Sterlite Gold”, “Issuances of Securities of Sterlite Gold” and “Ownership of Securities of the Offeror and Vedanta” is incorporated herein by reference.

(b)           Securities transactions.

The information in Appendix A to the Notice to United States Shareholders and in the Circular in Section 3 captioned “Background to and Reasons for the Offer”, Section 9 captioned “Agreements Relating to the Offer”, Section 12 captioned “Ownership of and Trading in Securities of Sterlite Gold”, Section 13 captioned “Commitments to Acquire Securities of Sterlite Gold”, Section 16 captioned “Information Concerning Securities of Sterlite Gold” and in the Directors’ Circular in the sections captioned “Background to the Offer”, “Agreements Relating to the Offer”, “Trading in Securities of Sterlite Gold” and “Issuances of Securities of Sterlite Gold” is incorporated herein by reference.

As of 5:00 pm September 30, 2006, Twin Star took up all of the 68,415,167 Common Shares that had been validly deposited and not validly withdrawn under the Tender Offer, representing approximately 25.8% of the outstanding Common Shares (on a fully-diluted basis).  Subsequent to the Initial Take Up, 23,283 Common Shares were withdrawn, resulting in a total of 68,391,884 Common Shares being taken up and paid for by Twin Star.  Payment for such Common Shares was made on October 4, 2006.

On October 12, 2006, Twin Star took up an additional 100,000 Common Shares and subsequently paid for such Common Shares.  On October 24, 2006, Twin Star took up an additional 148,533 Common Shares, which were paid for by October 27, 2006. On October 31, 2006, Twin Star took up an additional 5,727,090 Common Shares, of which 884,396 Common Shares were subsequently determined to be deficient, resulting in a total of 4,842,694 being taken up and paid for by November 3, 2006. On November 15, 2006, Twin Star took up an additional 97,531 Common Shares, which were paid for by November 16, 2006. After giving effect to the take up of the Common Shares by Twin Star under the Tender Offer and together with the Common Shares already owned by Twin Star, Vedanta holds, through Twin Star, approximately 82.8% of the outstanding Common Shares (on a fully-diluted basis).

On September 30, 2006, by notice to the depositary for the Tender Offer, Twin Star extended the expiry time of the Tender Offer to 5:00 pm (Toronto time) on October 31, 2006. On October 31, 2006, Twin Star further extended the expiry time of the Tender Offer. Twin Star extended the expiry time of the Tender Offer in order to, among other things, allow time for the remaining Sterlite Gold shareholders to deposit their Common Shares to the Tender Offer and to allow time for the satisfaction of certain applicable United States regulatory requirements in order to permit the Tender Offer to be extended to Sterlite Gold shareholders in the United States.  The Tender Offer is now open for acceptance until 5:00 p.m. (Toronto time) on November 30, 2006.

Item 12.         The Solicitation or Recommendation.

(d)           Intent to tender or vote in a going-private transaction.

The information in the Circular in Section 14 captioned “Agreements, Arrangements or Understandings” and in the Directors’ Circular in the section captioned “Intentions with Respect to the Offer” is incorporated herein by reference.

(e)           Recommendations of others.

The information in the Circular in Section 14 captioned “Agreements, Arrangements or Understandings” and in the Directors’ Circular in the section captioned “Intentions with Respect to the Offer” is incorporated herein by reference.

Item 13.         Financial Information.

(a)           Financial information.

The information in the Notice to United States Shareholders in the section captioned “Financial Information” is incorporated herein by reference.

Item 14.         Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or recommendations.

The information in the Notice to United States Shareholders in the section captioned “ Summary Term Sheet” and in Section 19 captioned “Depositary and Financial Advisor” is incorporated herein by reference.

(b)           Employees and corporate assets.

The information in the Circular in Section 19 captioned “Depositary and Financial Advisor” is incorporated herein by reference.

Item 15.         Additional Information.

(a) Other material information.

The information in the Offer to Purchase and Circular, the Notice to United States Shareholders and Directors’ Circular is incorporated herein by reference.

Item 16.         Exhibits.

Exhibit No.	Description
(a)(1)(i)
Offer to Purchase of Twin Star International Limited an indirect wholly-owned subsidiary of Vedanta Resources plc and accompanying Circular dated August 25, 2006, together with the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery sent therewith

(a)(1)(ii)	Notice to United States Shareholders dated November [•], 2006, together with the Letter of Transmittal and Notice of Guaranteed Delivery sent therewith
(a)(1)(iii)	Notice of Extension dated October 2, 2006
(a)(1)(iv)	Notice of Extension dated November 1, 2006
(a)(2)(i)	Directors’ Circular dated August 25, 2006
(c)(i)	PricewaterhouseCoopers LLP Valuation (incorporated by reference from Exhibit A from the Offer to Purchase of Twin Star International Limited filed as Exhibit (a)(1)(i) hereto)
(d)(i)
Share Purchase Agreement dated June 12, 2006 among Volcan Investments Limited, Vedanta Resources plc and Welter Trading Limited (incorporated by reference from the Schedule 13D filed on September 7, 2006, as amended)

(d)(ii)	Support Agreement dated June 12, 2006 between Vedanta Resources plc and Sterlite Gold Ltd. (incorporated by reference from the Schedule 13D filed on September 7, 2006, as amended)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VEDANTA RESOURCES PLC

By:	/s/ Kuldip Kaura
Name: Kuldip Kaura
Title: Chief Executive Officer

WELTER TRADING LIMITED

By:	/s/ Ajay Paliwal
Name: Ajay Paliwal
Title: Director

VOLCAN INVESTMENTS LIMITED

By:	/s/ Dwarka Prasad Agarwal
Name: Dwarka Prasad Agarwal
Title: Director

TWIN STAR INTERNATIONAL LIMITED

By:	/s/ H.N. Maskara
Name: H.N. Maskara
Title: Director